Exhibit 12.1
Statement Re: Computation of Earnings to
Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31,
Amounts in thousands	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before minority interest in consolidated subsidiaries and income or loss from equity investees	$38,785	$41,292	$38,425	$35,645	$31,567
Fixed charges	38,097	35,117	32,006	24,352	25,296
Preferred dividend requirements of consolidated subsidiaries	—	(1,256)	(2,512)	(4,123)	(7,168)

Earnings (1)	76,882	75,153	67,919	55,874	49,695

Fixed charges:
Interest expense	36,905	32,898	28,501	19,439	17,408
Amortization of financing fees	1,192	963	993	790	720
Preferred stock dividends	—	1,256	2,512	4,123	7,168

Fixed charges (2)	$38,097	$35,117	$32,006	$24,352	$25,296

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.02	2.14	2.12	2.29	1.96